UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                           HATTERAS MASTER FUND, L.P.
                       (Name of Subject Company (Issuer))

                           HATTERAS MASTER FUND, L.P.
                       (Name of Filing Person(s) (Issuer))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                David B. Perkins
                               8816 Six Forks Road
                                    Suite 107
                          Raleigh, North Carolina 27615
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                             Michael P. Malloy, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                           Philadelphia, PA 19103-6996
                                  215-988-2700

                                  March 2, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $10,000,000 (a)    Amount of Filing Fee:  $1,177.00 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[X]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $1,177.00
                                  -------------------
         Form or Registration No.:  SC TO-I
                                    -----------------
         Filing Party:  Hatteras Master Fund, L.P.
                       ----------------------------
         Date Filed:  March 2, 2005
                     ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule to (the "Statement") originally filed with the Securities and Exchange Commission on March 2, 2005 by Hatteras Master Fund, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited partnership interests ("Interests") in the Fund in an aggregate amount up to $10,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 2, 2004.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Interests in the Fund ("Partners") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on March 30, 2005.

2. As of March 30, 2005, 2 Investors validly tendered Interests, or portions thereof, in an aggregate amount of $8,000,000 and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Interests and portions of Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Interests and the portions of Interests tendered pursuant to the Offer was calculated as of March 31, 2005.

4. The payment of the purchase price of the Interests or portions of Interests tendered was made in the form of a promissory note issued on March 30, 2005 to each Investor whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes are held by PFPC Inc., the Fund's administrator, on behalf of such Investors, in accordance with the terms of the Offer. The Partners whose tenders were accepted for purchase by the Fund did not tender their entire Interest in the Fund and, therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to each Parter 100% of the Partner's unaudited net asset value of the Interest tendered. A cash payment in the amount of the unaudited net asset value of the Interest tendered was wired to the account designated by such Partner in its Letter of Transmittal on April 1, 2005.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.



                                       HATTERAS MASTER FUND, L.P.

                                       By:       /s/ David B. Perkins
                                                --------------------------------
                                                Name: David B. Perkins
                                                Title: President and Chairman
                                                of the Board of Directors


                                       HATTERAS INVESTMENT MANAGEMENT LLC,
                                                as General Partner

                                       By:       /s/ David B. Perkins
                                                --------------------------------
                                                Name: David B. Perkins
                                                Title: Managing Member


April 29, 2005

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